Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2025 Financial Results

BEIJING, CHINA, February 26, 2026 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Total revenues were RMB6.79 billion (US$971.6 million1), increasing 3% year over year.

•	Operating income was RMB55.4 million (US$7.9 million) and operating income margin was 1%, compared to operating income of RMB285.4 million and operating income margin of 4% in the same period in 2024.

•

Non-GAAP operating income[2] was RMB143.5 million (US$20.5 million) and non-GAAP operating income margin was 2%, compared to non-GAAP operating income of RMB405.9 million and non-GAAP operating income margin of 6% in the same period in 2024.

•	Net loss attributable to iQIYI was RMB5.8 million (US$0.8 million), compared to net loss attributable to iQIYI of RMB189.4 million in the same period in 2024.

•	Non-GAAP net income attributable to iQIYI[2] was RMB109.7 million (US$15.7 million), compared to non-GAAP net loss attributable to iQIYI of RMB58.8 million in the same period in 2024.

Fiscal Year 2025 Highlights

•	Total revenues were RMB27.29 billion (US$3.90 billion), decreasing 7% from 2024.

•	Operating income was RMB229.3 million (US$32.8 million) and operating income margin was 1%, compared to operating income of RMB1.81 billion and operating income margin of 6% in 2024.

•

Non-GAAP operating income was RMB638.9 million (US$91.4 million) and non-GAAP operating income margin was 2%, compared to non-GAAP operating income of RMB2.36 billion and non-GAAP operating income margin of 8% in 2024.

•	Net loss attributable to iQIYI was RMB206.3 million (US$29.5 million), compared to net income attributable to iQIYI of RMB764.1 million in 2024.

•	Non-GAAP net income attributable to iQIYI was RMB280.6 million (US$40.1 million), compared to non-GAAP net income attributable to iQIYI of RMB1.51 billion in 2024.

“In the fourth quarter, our IP-centric strategy reinforced user engagement and market leadership, and we delivered improved financial performance, with total revenues growing both annually and sequentially,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Heading into 2026, we will fortify our domestic core by advancing content excellence and strengthening our membership and advertising businesses, accelerate breakthroughs across our overseas and experience businesses, and harness AI to cultivate a thriving content ecosystem enriched by AIGC.”

“Our emerging businesses are shaping new growth engines. Notably, our overseas business maintained strong growth momentum, achieving record top-line performance in the fourth quarter. Additionally, the recent opening of our first iQIYI Land garnered positive initial feedback and marked an important milestone for our experience business. We look forward to these emerging businesses contributing to long-term value creation,” commented Ms. Ying Zeng, Interim Chief Financial Officer of iQIYI.

Fourth Quarter and Fiscal 2025 Financial Highlights

	Three Months Ended			Year Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Total revenues	6,613,417	6,682,385	6,794,198	29,225,238	27,291,300
Operating income/(loss)	285,436	(121,809)	55,395	1,811,203	229,315
Operating income/(loss) (non-GAAP)	405,907	(21,856)	143,515	2,361,730	638,872
Net income/(loss)attributable to iQIYI, Inc.	(189,355)	(248,932)	(5,816)	764,059	(206,311)
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	(58,779)	(148,180)	109,668	1,512,247	280,560
Diluted net income/(loss) per ADS	(0.20)	(0.26)	(0.01)	0.79	(0.21)
Diluted net income/(loss) per ADS (non-GAAP)[2]	(0.06)	(0.15)	0.11	1.56	0.29

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.9931 as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Fourth Quarter 2025 Financial Results

Total revenues reached RMB6.79 billion (US$971.6 million), increasing 3% year over year.

Membership services revenue was RMB4.11 billion (US$587.1 million), flat year over year.

Online advertising services revenue was RMB1.35 billion (US$193.4 million), decreasing 6% year over year, as some advertisers adjusted their advertising and promotion strategies in response to macro pressures.

Content distribution revenue was RMB787.7 million (US$112.6 million), increasing 94% year over year, primarily driven by the increase in cash transactions.

Other revenues were RMB547.9 million (US$78.3 million), decreasing 18% year over year, primarily due to the alternation of certain business cooperation arrangement.

Cost of revenues was RMB5.38 billion (US$768.8 million), increasing 8% year over year. Content costs as a component of cost of revenues were RMB3.83 billion (US$548.1 million), increasing 11% year over year. The increase in content cost was mainly attributable to a more robust lineup of original dramas this quarter.

Selling, general and administrative expenses were RMB946.2 million (US$135.3 million), increasing 7% year over year. The increase was primarily driven by higher marketing spending.

Research and development expenses were RMB416.5 million (US$59.6 million), decreasing 8% year over year, primarily attributable to the decrease in personnel-related expenses.

Operating income was RMB55.4 million (US$7.9 million), compared to operating income of RMB285.4 million in the same period in 2024. Operating income margin was 1%, compared to operating income margin of 4% in the same period in 2024.

Non-GAAP operating income was RMB143.5 million (US$20.5 million), compared to non-GAAP operating income of RMB405.9 million in the same period in 2024. Non-GAAP operating income margin was 2%, compared to non-GAAP operating income margin of 6% in the same period in 2024.

Total other expense was RMB27.2 million (US$3.9 million), decreasing 94% year over year, primarily due to the fluctuation of exchange rate between the Renminbi and the U.S. dollar.

Income before income taxes was RMB28.2 million (US$4.0 million), compared to loss before income taxes of RMB180.8 million in the same period in 2024.

Income tax expense was RMB35.8 million (US$5.1 million), compared to income tax expense of RMB6.2 million in the same period in 2024.

Net loss attributable to iQIYI was RMB5.8 million (US$0.8 million), compared to net loss attributable to iQIYI of RMB189.4 million in the same period in 2024. Diluted net loss attributable to iQIYI per ADS was RMB0.01 (US$0.00) for the fourth quarter of 2025, compared to diluted net loss attributable to iQIYI per ADS of RMB0.20 in the same period of 2024.

Non-GAAP net income attributable to iQIYI was RMB109.7 million (US$15.7 million), compared to non-GAAP net loss attributable to iQIYI of RMB58.8 million in the same period in 2024. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.11 (US$0.02), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB0.06 in the same period of 2024.

Net cash provided by operating activities was RMB47.2 million (US$6.7 million), compared to net cash provided by operating activities of RMB519.0 million in the same period of 2024. Free cash flow was RMB26.8 million (US$3.8 million), compared to free cash flow of RMB498.1 million in the same period of 2024.

As of December 31, 2025, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB4.69 billion (US$671.0 million).

In October 2025, the Company entered into another facility agreement with PAG which provides PAG with an additional loan facility of US$114.1 million, carrying an interest rate of 4.5% per annum. In connection with this loan facility, PAG released all remaining restricted cash collateralized by the Company under its convertible senior notes previously issued to PAG. As of December 31, 2025, the Company had an aggregate loan of US$636.6 million to PAG, recorded under the line item of prepayments and other assets.

Fiscal Year 2025 Financial Results

Total revenues were RMB27.29 billion (US$3.90 billion), decreasing 7% from 2024.

Membership services revenue was RMB16.81 billion (US$2.40 billion), decreasing 5% from 2024, primarily due to a lighter content slate.

Online advertising services revenue was RMB5.19 billion (US$742.6 million), decreasing 9% from 2024, as some advertisers adjusted their advertising and promotion strategies in response to macro pressures.

Content distribution revenue was RMB2.50 billion (US$357.1 million), decreasing 12% from 2024, primarily due to the decrease in barter transactions.

Other revenues were RMB2.79 billion (US$399.4 million), decreasing 4% from 2024, primarily due to the alternation of certain business cooperation arrangement.

Cost of revenues was RMB21.54 billion (US$3.08 billion), decreasing 2% from 2024. Content costs as a component of cost of revenues were RMB15.45 billion (US$2.21 billion), decreasing 2% from 2024.

Selling, general and administrative expenses were RMB3.86 billion (US$551.5 million), increasing 5% from 2024, primarily driven by higher marketing spending.

Research and development expenses were RMB1.66 billion (US$237.8 million), decreasing 6% from 2024, primarily attributable to the decrease in personnel-related expenses.

Operating income was RMB229.3 million (US$32.8 million), compared to operating income of RMB1.81 billion in the 2024. Operating income margin was 1%, compared to operating income margin of 6% in 2024.

Non-GAAP operating income was RMB638.9 million (US$91.4 million), compared to non-GAAP operating income of RMB2.36 billion in the 2024. Non-GAAP operating income margin was 2%, compared to non-GAAP operating income margin of 8% in 2024.

Total other expense was RMB288.8 million (US$41.3 million), decreasing 70% from 2024. The year over year variance was primarily due to the fluctuation of exchange rate between the Renminbi and the U.S. dollar, less interest expense and decrease in impairment provision.

Loss before income taxes was RMB59.5 million (US$8.5 million), compared to income before income taxes of RMB851.7 million in 2024.

Income tax expense was RMB144.5 million (US$20.7 million), compared to income tax expense of RMB61.1 million in 2024.

Net loss attributable to iQIYI was RMB206.3 million (US$29.5 million), compared to net income attributable to iQIYI of RMB764.1 million in 2024. Diluted net loss attributable to iQIYI per ADS was RMB0.21 (US$0.03) for 2025, compared to diluted net income attributable to iQIYI per ADS of RMB0.79 in 2024.

Non-GAAP net income attributable to iQIYI was RMB280.6 million (US$40.1 million), compared to net income attributable to iQIYI of RMB1.51 billion in 2024. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.29 (US$0.04), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB1.56 in 2024.

Net cash provided by operating activities was RMB105.8 million (US$15.1 million), compared to net cash provided by operating activities of RMB2.11 billion in 2024. Free cash flow was RMB10.0 million (US$1.4 million), compared to free cash flow of RMB2.03 billion in 2024.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on February 26, 2026, U.S. Eastern Time (7:30 PM on February 26, 2026, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10052620-8j25st.html

It will automatically direct you to the registration page of “ iQIYI Fourth Quarter and Fiscal Year 2025 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through March 5, 2026.

Dial-in numbers for the replay are as follows:

International Dial-in +1 855 883 1031

Passcode: 10052620

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income/(loss), non-GAAP operating income/(loss) margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB	RMB (Unaudited)
Revenues:
Membership services	4,102,688	4,212,294	4,105,859	17,762,814	16,807,289
Online advertising services	1,433,892	1,240,570	1,352,811	5,714,243	5,193,406
Content distribution	406,642	644,474	787,669	2,846,854	2,497,464
Others	670,195	585,047	547,859	2,901,327	2,793,141

Total revenues	6,613,417	6,682,385	6,794,198	29,225,238	27,291,300

Operating costs and expenses:
Cost of revenues	(4,994,165)	(5,467,033)	(5,376,079)	(21,953,582)	(21,542,347)
Selling, general and administrative	(882,457)	(925,024)	(946,184)	(3,682,050)	(3,856,554)
Research and development	(451,359)	(412,137)	(416,540)	(1,778,403)	(1,663,084)

Total operating costs and expenses	(6,327,981)	(6,804,194)	(6,738,803)	(27,414,035)	(27,061,985)

Operating income/(loss)	285,436	(121,809)	55,395	1,811,203	229,315

Other income/(expense):
Interest income	75,352	83,326	84,499	271,824	334,360
Interest expenses	(235,289)	(220,642)	(220,278)	(1,062,026)	(909,616)
Foreign exchange gain/(loss), net	(310,390)	38,434	65,115	(97,249)	246,249
Share of gains/(losses) from equity method investments	1,749	310	18	17,790	(4,375)
Others, net	2,387	13,485	43,491	(89,863)	44,566

Total other income/(expense), net	(466,191)	(85,087)	(27,155)	(959,524)	(288,816)

Income/(loss) before income taxes	(180,755)	(206,896)	28,240	851,679	(59,501)

Income tax expense	(6,233)	(40,040)	(35,757)	(61,090)	(144,542)

Net income/(loss)	(186,988)	(246,936)	(7,517)	790,589	(204,043)

Less: Net income/(loss) attributable to noncontrolling interests	2,367	1,996	(1,701)	26,530	2,268

Net income/(loss) attributable to iQIYI, Inc.	(189,355)	(248,932)	(5,816)	764,059	(206,311)

Net income/(loss) attributable to ordinary shareholders	(189,355)	(248,932)	(5,816)	764,059	(206,311)

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	(0.03)	(0.04)	(0.00)	0.11	(0.03)
Diluted	(0.03)	(0.04)	(0.00)	0.11	(0.03)
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(0.20)	(0.26)	(0.01)	0.79	(0.21)
Diluted	(0.20)	(0.26)	(0.01)	0.79	(0.21)
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,738,808,989	6,747,637,741	6,753,258,796	6,729,974,821	6,746,355,442
Diluted	6,738,808,989	6,747,637,741	6,753,258,796	6,799,500,149	6,746,355,442

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2024	December 31, 2025
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,529,679	4,354,275
Restricted cash	—	23,123
Short-term investments	941,610	314,819
Accounts receivable, net	2,191,178	2,522,668
Prepayments and other assets	2,192,928	2,406,222
Amounts due from related parties	283,123	221,681
Licensed copyrights, net	388,718	447,507

Total current assets	9,527,236	10,290,295

Non-current assets:
Fixed assets, net	877,982	903,427
Long-term investments	2,108,477	1,773,309
Deferred tax assts, net	23,536	20,773
Licensed copyrights, net	6,930,053	5,962,954
Intangible assets, net	289,861	217,085
Produced content, net	14,707,869	14,578,037
Prepayments and other assets	2,913,919	8,458,312
Operating lease assets	609,832	489,720
Goodwill	3,820,823	3,820,823
Amounts due from related parties	3,950,937	167,000

Total non-current assets	36,233,289	36,391,440

Total assets	45,760,525	46,681,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,482,209	6,652,432
Amounts due to related parties	3,239,036	3,717,283
Customer advances and deferred revenue	4,403,686	4,160,459
Convertible senior notes, current portion	242,460	1,459,151
Short-term loans	3,786,901	2,493,100
Long-term loans, current portion	167,987	738,391
Operating lease liabilities, current portion	96,675	84,174
Accrued expenses and other liabilities	3,058,379	2,762,317

Total current liabilities	21,477,333	22,067,307

Non-current liabilities:
Long-term loans	1,036,835	3,368,876
Convertible senior notes	8,350,570	6,711,948
Amounts due to related parties	59,226	38,192
Operating lease liabilities	461,974	340,256
Other non-current liabilities	1,000,823	846,230

Total non-current liabilities	10,909,428	11,305,502

Total liabilities	32,386,761	33,372,809

Shareholders’ equity:
Class A ordinary shares	238	239
Class B ordinary shares	193	193
Additional paid-in capital	55,623,841	56,026,232
Accumulated deficit	(43,809,369)	(44,015,680)
Accumulated other comprehensive income	1,550,523	1,305,542
Non-controlling interests	8,338	(7,600)

Total shareholders’ equity	13,373,764	13,308,926

Total liabilities and shareholders’ equity	45,760,525	46,681,735

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB	RMB (Unaudited)

Net cash provided by/(used for) operating activities	519,015	(267,581)	47,163	2,110,057	105,801
Net cash provided by/(used for) investing activities (1,2)	(895,709)	763,706	(947,000)	(2,444,870)	(327,435)
Net cash provided by/(used for) financing activities	114,419	150,809	518,404	(1,370,121)	1,064,434
Effect of exchange rate changes on cash, cash equivalents and restricted cash	60,746	(16,074)	(10,206)	14,657	(55,393)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(201,529)	630,860	(391,639)	(1,690,277)	787,407

Cash, cash equivalents and restricted cash at the beginning of the period	3,791,860	4,138,517	4,769,377	5,280,608	3,590,331
Cash, cash equivalents and restricted cash at the end of the period	3,590,331	4,769,377	4,377,738	3,590,331	4,377,738

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,529,679	3,956,761	4,354,275	3,529,679	4,354,275
Restricted cash	—	1,853	23,123	—	23,123
Long-term restricted cash	60,652	810,763	340	60,652	340

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,590,331	4,769,377	4,377,738	3,590,331	4,377,738

Net cash provided by/(used for) operating activities	519,015	(267,581)	47,163	2,110,057	105,801
Less: Capital expenditures (2)	(20,891)	(22,733)	(20,413)	(79,319)	(95,808)

Free cash flow	498,124	(290,314)	26,750	2,030,738	9,993

(1)

Net cash provided by or used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Operating income/(loss)	285,436	(121,809)	55,395	1,811,203	229,315
Add: Share-based compensation expenses	118,938	98,420	86,587	544,395	403,425
Add: Amortization of intangible assets(1)	1,533	1,533	1,533	6,132	6,132

Operating income/(loss) (non-GAAP)	405,907	(21,856)	143,515	2,361,730	638,872

Net income/(loss) attributable to iQIYI, Inc.	(189,355)	(248,932)	(5,816)	764,059	(206,311)
Add: Share-based compensation expenses	118,938	98,420	86,587	544,395	403,425
Add: Amortization of intangible assets(1)	1,533	1,533	1,533	6,132	6,132
Add: Disposal loss	—	—	—	22,265	—
Add: Impairment of long-term investments	14,034	—	9,990	192,613	37,940
Add: Fair value loss/(gain) of long-term investments	(3,895)	799	17,374	(16,393)	33,997
Add: Reconciling items on equity method investments(2)	—	—	—	—	5,377
Add: Tax effects on non-GAAP adjustments(3)	(34)	—	—	(824)	—

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	(58,779)	(148,180)	109,668	1,512,247	280,560

Diluted net income/(loss) per ADS	(0.20)	(0.26)	(0.01)	0.79	(0.21)
Add: Non-GAAP adjustments to earnings per ADS	0.14	0.11	0.12	0.77	0.50

Diluted net income/(loss) per ADS (non-GAAP)	(0.06)	(0.15)	0.11	1.56	0.29

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all relevant non-GAAP adjustments.